THIS SUBSCRIPTION AGREEMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

SUBSCRIPTION AGREEMENT

FOR COMMON STOCK AND COMMON STOCK PURCHASE WARRANTS OF

BUYING COLLECTIVE HOLDINGS INCORPORATED

1.   *Subscription Agreement for Shares and Common Stock Purchase Warrants.*

1.1   BUYING COLLECTIVE HOLDINGS INCORPORATED, a Delaware corporation (the "Company," "us," or "we"), is offering 400,000 units (collectively the "Units" and each a "Unit")) for a purchase price of $2.50 per Unit, with each Unit comprised of:

(i)   one share (each a "Share" and collectively the "Shares") of our common stock, par value $.0001 per share (the "Common Stock"); and

(ii)   one Common Stock purchase warrant (each a "Warrant" and collectively the "Warrants").

The Warrants are exercisable for 24 months (the "Exercise Period") at an exercise price of $10.00 per Warrant (the "Exercise Price") in accordance with the terms of the Common Stock Purchase Warrant attached hereto as Exhibit "A" and incorporated herein by this reference (the "Warrant Agreement").

1.2   Capitalized terms not otherwise defined in this Subscription Agreement shall have the meanings set forth in the Warrant Agreement.

1.3   In accordance with the terms and conditions of this Subscription Agreement, the undersigned ("you" or "Subscriber"), hereby agrees to purchase from the Company the number of Units (the "Purchased Units") for the total purchase price (the "Purchase Price") set forth on the signature page hereof, payable upon execution and the delivery of this Subscription Agreement by you to the Company.

1.4   The signature below of the Chief Executive Officer of the Company will serve as the Company's acceptance of your subscription for the Purchased Units and the Company's acknowledgement of your payment of the Purchase Price.

1.5   You acknowledge that the Purchase Price will be deposited into the Company's general account, and you agree that the Company may use the Purchase Price as follows:

(i)   90% of the Purchase Price is intended be used for the purchase of inventory for the Company's Health Merchant® program; and

(ii)   10% of the Purchase Price is intended to be used for offering expenses and general working capital.

2.   _Representations Made by You_. By signing this Subscription Agreement, you represent and warrant all the following items:

2.1   You have full legal capacity, power, and authority to execute and deliver this Subscription Agreement and to perform your obligations hereunder.

2.2   This Subscription Agreement constitutes valid and binding obligation of Subscriber, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

2.3   If you checked the box next to "Accredited Investor" on the signature page, you represent that you are an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act. If you checked the box next to "Unaccredited Investor" on the signature page, you represent that you are complying with the rules and regulations of Regulation Crowdfunding, including the investment limits set forth in Section 4(a)(6) of the Securities Act.

2.4   You have been advised that this Subscription Agreement and the underlying securities being offered and sold hereby have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available.

2.5   You are purchasing Purchased Units for your own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof.

2.6   You have no present intention of selling, granting any participation in, or otherwise distributing the Purchased Units.

2.7   You have such knowledge and experience in financial and business matters that you: (i) are capable of evaluating the merits and risks of an investment in the Purchased Units and have done so; (ii) are able to bear the economic risk of an investment in the Units; (iii) have substantial means of providing for your current needs and personal contingencies and have no need for liquidity in this investment; and

(iv) are able to incur a complete loss of your investment in the Purchased Units without impairing your financial condition.

2.8   You understand that we are relying upon your representations made in this Subscription Agreement in agreeing to issue you the Purchased Units.

2.9   The information you are providing us is true and correct as of the date of this Subscription Agreement.

2.10   You have been furnished with any documents that you deem material in making your investment decision, and you have been afforded the opportunity to make inquiries of and have received answers from our management, or any person acting on our behalf concerning our business.

2.11   You have relied only upon the information obtained or made available to you by us as described in this Subscription Agreement.

2.12   You are not relying on us, our officers, our directors, or our legal counsel with respect to the suitability of this investment for you.

2.13   No representations or warranties have been made to you by us or any other persons acting on our behalf, or any affiliate of any of them, other than those representations set forth in this Subscription Agreement.

2.14   You acknowledge that you have been urged to consult with an attorney or other financial advisor with respect to the terms of this Subscription Agreement.

2.15   The foregoing representations, warranties, and agreements made by you shall survive the sale and issuance of the Purchased Units to you.

3.   *Representations Made by Us*.

3.1   With respect to the Shares included in the Purchased Units, we represent and warrant that (i) promptly upon receipt of the Purchase Price from you, Colonial Stock Transfer Company, Inc., our stock transfer agent, will a "book entry" in our stock ledger evidencing the Shares included in the Purchased Units and transmit to you a "share statement" setting forth the number of Shares issued to you in this uncertificated manner as permitted by the Company's Bylaws; and (ii) the Shares included in the Purchase Units, when issued to you, will be fully paid and non-accessible shares of the Company and will entitle you to full rights as a stockholder of the Company in accordance with the terms of the Bylaws of the Company.

3.2   With respect to the Warrants included in the Purchased Units, we represent and warrant that (i) promptly upon receipt of the Purchase Price from you, the Company will transmit to you the Warrant Agreement; (ii) the Warrant Agreement is a binding agreement of the Company, enforceable in accordance with its terms; and (iii) on payment of the Exercise Price for the Warrants prior to the expiration of the

Exercise Period, the Company will issue the number of Shares of Common Stock you exercise in accordance with the terms of the Warrant Agreement.

4. _**Counterparts**_. Both of us may sign separate signature pages of this Subscription Agreement, both of which pages shall be viewed as a part of the Subscription Agreement and be binding upon each party.

5. _**Assignability**_. This Subscription Agreement is not transferable or assignable by you to anyone else except as provided within the Subscription Agreement.

6. _**Validity of Terms**_. In the event any one or more of the provisions of this Subscription Agreement are for any reason held to be invalid, illegal, or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this instrument operate or would prospectively operate to invalidate this Subscription Agreement, then and in any such event, (i) only such invalid, illegal, or unenforceable provision(s) will be deemed null and void; (ii) such invalid, illegal, or unenforceable provision(s) will not affect any other provision of this Subscription Agreement; and (iii) the remaining provisions of this Subscription Agreement will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

7. _**Choice of Law and Forum**_. This Subscription Agreement shall be governed by the laws of the State of Delaware and any claims, litigation, or arbitration asserted or commenced between us regarding any aspect of this Subscription Agreement or related in any way to the Purchased Units shall be brought in the federal or state courts situation in the State of Utah, which jurisdiction shall have exclusive jurisdiction of such matters. The prevailing party in any dispute shall be entitled to recover costs and reasonable attorneys' fees as determined by the trier of fact.

8. _**Notices**_. Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

9. _**Entire Agreement**_. This Subscription Agreement constitutes the entire understanding and agreement between us with respect to your investment in the Purchased Units and no other agreements, understandings, restrictions, representations, or warranties between us other than those stated in this Subscription Agreement shall govern your investment in the Purchased Units.

9. _**Agreement**_. **By signing this document, you are entering into a Subscription Agreement, agreeing to invest money in BUYING COLLECTIVE HOLDINGS INCORPORATED through the purchase of the Purchased Units, and you explicitly authorize us to accept your subscription as set forth in Section 1 above.**

NEITHER THIS WARRANT NOR THE SECURITIES INTO WHICH THIS WARRANT IS EXERCISABLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS THEREUNDER AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES OR BLUE SKY LAWS.

Available to Investors Upon Request.

IN WITNESS WHEREOF, the parties have executed this agreement as of __[EFFECTIVE DATE]_____.

Number of Shares: __[SHARES]_____

Aggregate Purchase Price: __$[AMOUNT]_____

COMPANY:

Buying Collective Holdings Incorporated, A Delaware Corporation
_____

Founder Signature
_____

Name: _____Rod Smith_____

Title: _____CEO_____

Read and Approved (For IRA Use Only):   **SUBSCRIBER:**

_____

By: _____   By: *Investor Signature*_____

Name: _____[INVESTOR NAME]_____

Title: _____[INVESTOR TITLE]_____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited

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